Exhibit 10.26.5

March 21, 2012

Mr. Thomas G. Caldwell

President and Chief Executive Officer

Middlefield Banc Corp.

15985 East High Street

Middlefield, Ohio 44062

Re: Amendment to Stock Purchase Agreement

Gentlemen:

Hovde Private Equity Advisors LLC (“Hovde”) is pleased to submit on behalf of Bank Opportunity Fund (the “Fund”) this proposed agreement to amend the Stock Purchase Agreement dated August 15, 2011 entered into by and between Middlefield Banc Corp. (the “Company”) and the Fund (the “SPA”), as amended by the First Amendment to the SPA, dated as of September 29, 2011, the Second Amendment to the SPA, dated as of October 20, 2011, the Third Amendment to the SPA, dated as of November 28, 2011, and the Fourth Amendment to the SPA, dated as of December 21, 2011 (collectively, with the SPA, the “Amended SPA”) in connection with the proposed investment by the Fund in Company as contemplated by the Amended SPA. Due to unforeseen delays in the bank regulatory process, the Fund and Middlefield have agreed to modify the terms of the investment. We hope that this letter will provide a basis for consummating the initial investments that do not require regulatory approval or non-objection as described below. Capitalized terms used but not otherwise defined herein shall have the meanings attributed to them in the Amended SPA.

The principal terms, conditions and understandings of our proposal are as follows:

1. Summary of Transaction. Pursuant to an amendment to the Amended SPA, the Fund would be issued shares in exchange for an investment of up to $10 million (or such other amount in the sole discretion of the Fund so as to cause the investment to equal less than 25% of the outstanding common shares), no par value, of Middlefield (“Common Shares”) issued and outstanding on a pro forma basis, at a price to be determined as set forth below, assuming that there are 1,771,687 MBCN current shares issued and outstanding. We expect the Fund’s pro forma ownership of Common Shares to be no more than 24.99% of the issued and outstanding Common Shares as of the effective time of the closing of the Subsequent Investment (as hereafter defined).

2. Issue Structure, Price and Amount. Pursuant to the Amended SPA, the Fund will immediately invest approximately $1,460,800 in the Company to acquire up to a 4.9% ownership interest (the “Initial Investment”). Upon Federal Reserve Board approval if the Fund elects to request such approval and concurrent with the appointment of the nominee of the Fund to the boards of directors as articulated in Section 4 below, but in any event on or before April 30, 2012, the Fund will invest an additional amount in the Company equal to $1,654,400 to acquire additional Common Shares, which, when added to the Common Shares purchased in the Initial Investment will equal an aggregate interest 9.9% ownership (the “Follow-On Investment”). The offering price of the newly issued Common Shares (the “Issue Price”) in connection with the Initial Investment and the Follow-On Investment will be $16.00 per share. The Fund will be afforded anti-dilution protection on any new stock offerings for a period of 24 months from closing of each of the Initial Investment and the Follow-On Investment.

Upon approval of the change in control application by the Federal Reserve and fulfillment of all conditions in the SPA, the Fund will invest an additional amount to acquire aggregate ownership of up to 24.99% of the Common Shares as originally contemplated by the Amended SPA (the “Subsequent Investment”). The Common Shares purchased in the Subsequent Investment will be priced at $17.00 per share.

3. Warrant Allocation to Hovde. The Fund will not receive any warrants in connection with the investments described above.

4. Revised Governance Structure. As a condition precedent to the consummation of the Follow-On Investment, but only if the Fund determines that the necessary approval can be obtained from the appropriate regulators, the Fund shall be entitled to one (1) nominee to Middlefield’s Board, as well as one (1) nominee on the boards of directors of each of MB and EB, subject to regulatory approval. The Director nominee is proposed to be Joseph J. Thomas. If the Fund does not obtain a seat on the boards of directors as described above, then the Fund shall be entitled to have its nominee on the boards of directors as originally contemplated in the Amended SPA.

5. Confirmatory Due Diligence. The financial terms and other proposals set forth in this Letter are predicated on our having completed final financial, credit and legal due diligence review of Middlefield.

6. Fees and Expense Reimbursement. Middlefield agrees to reimburse Hovde and/or the Fund up to an aggregate amount of $25,000 for reasonable and documented legal expenses upon closing of the Initial Investment. Middlefield also agrees to reimburse the Fund for reasonable and documented out-of-pocket expenses incurred from the date of this letter for attendance by the Fund’s Director nominee as an observer or board member at meetings of the board of directors of Middlefield, MB, and EB.

7. Other Conditions and Requirements of the Transaction. Middlefield agrees to formally waive the requirement set forth at Section 4.05 of the Amended SPA that requires that the Fund must prepare and file with the Federal Reserve and ODFI certain applications by February 29, 2012.

If you are amenable to proceeding further, we request a response to this Letter not later than COB March 21, 2012.

We are prepared to commence our confirmatory due diligence at your earliest convenience and close the initial investment as soon as possible.

We are excited about the opportunity to partner with Middlefield. This represents a truly unique and exciting opportunity for both of our organizations. We look forward to your favorable response.

Sincerely,

/s/ Joseph J. Thomas
Joseph J. Thomas, on behalf of
Bank Opportunity Fund LLC

Acknowledged and accepted:

Middlefield Banc Corp.

By:	/s/ Thomas G. Caldwell
Thomas G. Caldwell
President and Chief Executive Officer